Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the consolidated financial statements of Monolithic Power Systems, Inc. and subsidiaries (the “Company”) dated February 26, 2009 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, and Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109), and our report relating to the effectiveness of the Company’s internal control over financial reporting dated February 26, 2009 appearing in the annual report on Form 10-K of the Company for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

San Jose, California
February 3, 2010